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                                                                    EXHIBIT 99.2

                      IN THE UNITED STATES BANKRUPTCY COURT
                       FOR THE NORTHERN DISTRICT OF TEXAS
                                 DALLAS DIVISION


IN RE:                                 )
                                       )
NATIONAL ENERGY GROUP, INC.            )           CASE NO. 98-80258-HCA-11
AND BOOMER MARKETING,                  )           (JOINTLY ADMINISTERED)
CORPORATION                            )
                                       )
     DEBTORS.                          )


                     ORDER IMPLEMENTING AUCTION SALE CLOSING

     Having considered the (i) unfiled request of Arnos Corporation to close into escrow the Purchase and Sale Agreement entered into between National Energy Group, Inc. ("NEG") as Seller and Arnos Corporation ("Arnos") as Buyer, as of December 1, 1999 ("PSA") pending an attempt at a consensual plan of reorganization, (ii) the Creditors Committee's unscheduled "Motion to Forfeit $9.625 Million Escrow Deposit of Arnos Corporation; to Terminate Escrow Agreement; and to Direct Bank One, N.A. to Distribute Escrow Deposit in Favor of Unsecured Creditors Committee," (iii) the various proposals and arguments by Arnos and the Creditors Committee, and the Court having summarized the latter for consideration by Arnos and the Creditors Committee, which have been accepted by them; it is hereby

     ORDERED that Arnos shall pay into escrow by 3:00 p.m. (E.S.T.) on Monday, December 13, 1999, the purchase price of the NEG assets (the "Purchased Assets") under the PSA by wire transferring into the registry of the Court the sum of $61,250,000.00 that equals the approved purchase price of $96,250,000, less the escrow deposit on hand with Bank One, N.A. of


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$9,625,000, and less a credit for the outstanding balance of principal due to
Arnos Corp. purchased from Bank One and Credit Lyonnais (the "Bank One Note") under Section 363(k) of the Bankruptcy Code in the principal amount of $25,000,000 ("Credit Bid") (such funds collectively referred to as the "Escrow Proceeds"); and it is further

     ORDERED that as a result of its above-mentioned Credit Bid of $25,000,000, upon implementation of the sale of the Assets, the principal amount of Arnos' secured claim pursuant to the Bank One Note is satisfied in full and the only remaining portion of Arnos' secured claim is the accrued interest due thereon, from December 1, 1999 to December 13, 1999; and it is further

     ORDERED that any plan of reorganization filed or sponsored by Arnos or NEG shall provide for a Creditor Trust into which shall be transferred and assigned all claims, causes of action and rights of NEG under Sections 541-553 of the Bankruptcy Code, as well as any and all rights of the estate of the Debtor to investigate and prosecute, claims against the officers and directors of NEG and its former accountants, Ernst & Young, and, in the interim no lawsuits may be filed by the Committee until a plan is filed and there is further Court Order; and it is further

     ORDERED that if the Closing takes place, all proceeds, benefits, income and revenues from the Assets attributable to the period from and after November 1, 1999 will be allocated to Arnos but that NEG on behalf of Arnos shall pay all costs and expenses incurred in NEG's business pertaining to the ownership, operation and maintenance of the Assets, including appropriate allocation of general and administrative expenses, attributable to the period from and after November 1, 1999 through the earlier of the effective date of a plan of reorganization for NEG or the Closing, and NEG shall provide Arnos and the Committee with a summary statement of such proceeds, benefits,


ORDER IMPLEMENTING AUCTION SALE CLOSING - PAGE -2-

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income, revenues, costs and expenses and a proposed allocation as between Arnos and NEG of general and administrative expenses each month; and it is further

     ORDERED that if the Closing takes place, the proceeds, benefits, income, revenues, costs and expenses relating to the Assets from and after November 1, 1999 shall be accounted for at the time of and in connection with the Closing of the sale of the Assets pursuant to the PSA or the implementation of a plan of reorganization, as the case may be, such that Arnos will ultimately receive the benefit of such proceeds, benefits, income and revenues and Arnos will ultimately bear the burden of such allocation of expenses attributable to the Assets after November 1, 1999 and the Committee may contest any allocation at any time and reserves the right to argue that such allocation should include a profit for the Debtors;

     ORDERED that Arnos will pay separately the reasonable fees and expenses of Neligan & Averch L.L.P., or its successor in name, as counsel for NEG from December 13, 1999 forward incurred in connection with any plan of reorganization that Arnos may sponsor, but such payment shall be predicated on Court order approving the fees and expenses of Neligan & Averch, L.L.P. or its successor; and it is further

     ORDERED that the Court shall determine the sufficiency of any additional consideration to be funded by Arnos for the unsecured creditors in connection with any plan of reorganization sponsored by Arnos or the Debtor, with Arnos and the Creditors' Committee agreeing to waive any rights of appeal therefrom; and it is further

     ORDERED that any Arnos sponsored plan and disclosure statement shall be filed at the earliest practical date, and that in the event the Creditors' Committee is not satisfied with progress on the filing of an Arnos sponsored plan, it may seek a hearing to request that the Escrowed Proceeds be released and the transactions contemplated by the PSA be consummated, and it is further

ORDER IMPLEMENTING AUCTION SALE CLOSING - PAGE -3-

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     ORDERED that, from and after December 13, 1999, the implementation of the sale contemplated by the PSA will be deemed to be held in abeyance in accordance with the PSA, unless earlier concluded by order of this Court or by written declaration from Arnos that it is no longer seeking to confirm a plan and will proceed to close under the PSA, or a plan of reorganization proposed by the Committee is confirmed that incorporates the assignment of the Assigned Interests and the sale of the Assets to Arnos pursuant to this Order and the PSA

     SIGNED this 13th day of January, 2000.


                                                   [SEAL]
                                       -------------------------------
                                       THE HONORABLE HAROLD ABRAMSON
                                       UNITED STATES BANKRUPTCY JUDGE

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